HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02 NOV 21 AM 9:49

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

November 11, 2002

SEC FILE NO. 82-4054

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055939

SUPPL

Re: Jinhui Shipping and Transportation Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Jinhui Shipping and Transportation Limited (the "Company"), SEC File No. 82-4054, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's release regarding the disposal of two motor vessels, dated October 3, 2002, published in the English language in the Oslo Exchanges' website;

2. The Company's interim report for the quarter and six months ended June 30, 2002, dated August 29, 2002, published in the English language in the Oslo Exchanges' website;

dlw 11/26

h:\dlai\adr\Jinhui\19sec.doc

3. The Company's release for the quarter and six months ended June 30, 2002, dated August 29, 2002, published in the English language in the Oslo Exchanges' website;

4. The Company's interim report for the quarter ended March 31, 2002, dated May 31, 2002, published in the English language in the Oslo Exchanges' website;

5. The Company's release for the quarter ended March 31, 2002, dated May 31, 2002, published in the English language in the Oslo Exchanges' website;

6. The Company's letter issued to all the shareholders regarding the proposed reduction of capital and adjustment of nominal value of shares, dated April 8, 2002;

7. The Company's Notice of Annual General Meeting, dated April 8, 2002;

8. The Company's annual report 2001;

9. The Company's announcement regarding the proposed reduction of capital and adjustment of nominal value of shares, dated March 26, 2002, published in the English language in the Oslo Exchanges' website;

10. The Company's interim report for the quarter ended December 31, 2001 / preliminary annual accounts of 2001, dated February 28, 2002, published in the English language in the Oslo Exchanges' website;

11. The Company's release regarding interim report for the quarter ended December 31, 2001 / preliminary annual accounts of 2001, dated February 28, 2002, published in the English language in the Oslo Exchanges' website;

12. The Company's certificate of deposit of memorandum of reduction of issued share capital, dated May 13, 2002;

13. The Company's notification of diminution of authorized but unissued share capital, dated May 13, 2002; and

14. The Company's certificate of deposit of memorandum of increase of share capital, dated May 13, 2002.

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

h:\dlai\adr\Jinhui\19sec.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

JINHUI SHIPPING AND TRANSPORTATION LIMITED

JINHUI

Release

JIN - AGREEMENT SIGNED
DISPOSAL OF TWO MOTOR VESSELS

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Exchanges:

INTRODUCTION

The board of directors (the "Board") of the Company announces that Jinyi Shipping Inc. ("Jinyi Shipping") and Jinsheng Marine Inc. ("Jinsheng Marine"), both of which are wholly owned subsidiaries of the Company, entered into two memoranda on 3 October 2002 to dispose two motor vessels "Jin Yi" and "Jin Sheng" for a total consideration of USD10,965,000.

THE DISPOSAL

Pursuant to a memorandum (the "First Memorandum") entered into between Jinyi Shipping and the Eurosud Management S.A. (the "First Purchaser") on 3 October 2002, the First Purchaser agrees to acquire the motor vessel "Jin Yi" from Jinyi Shipping for a consideration of USD5,525,000. Pursuant to a memorandum (the "Second Memorandum") entered into between Jinsheng Marine and Kilmar Worldwide Corporation (the "Second Purchaser") on 3 October 2002, the Second Purchaser agrees to acquire the motor vessel "Jin Sheng" from Jinsheng Marine for a consideration of USD5,440,000. Both of the First and Second Purchasers are independent third parties not connected with the directors, chief executives or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The m.v. "Jin Yi" is a dry bulk carrier of dead weight tonnage of 38,590 tonnes, built in 1985 and registered in the Republic of Panama. The m.v. "Jin Sheng" is a dry bulk carrier of dead weight tonnage of 38,594 tonnes, built in 1985 and registered in the Republic of Panama.

The purchase price for m.v. "Jin Yi" of USD5,525,000 will be payable by the First Purchaser as follows:

1. an initial deposit of USD552,500 will be payable by the First Purchaser within three banking days from signing of the First Memorandum to the bank account in the joint names of Jinyi Shipping and the First Purchaser until released on delivery of the m.v. "Jin Yi"; and

2. The balance of the purchase price will be payable on the delivery of the m.v. "Jin Yi" which will take place between 20 October 2002 and 20 December 2002, at Jinyi Shipping's option.

The purchase price for m.v. "Jin Sheng" of USD5,440,000 will be payable by the Second Purchaser as follows:

1. an initial deposit of USD544,000 will be payable by the Second Purchaser within three banking days from signing of the Second Memorandum to the bank account in the joint names of Jinsheng Marine and the Second Purchaser until released on delivery of the m.v. "Jin Sheng"; and

2. The balance of the purchase price will be payable on the delivery of the m.v. "Jin Sheng" which will take place between 15 January 2003 and 17 February 2003, at Jinsheng Marine's option.

The Company and its subsidiaries (the "Group") intends to use the payment received pursuant to the First and Second Memoranda to repay bank loans and increase working capital of the Group.

REASON FOR THE DISPOSAL

The terms and conditions of the First and Second Memoranda have been agreed in normal commercial terms following arm's length negotiations with reference to the prevailing market conditions. The Board considers such terms and conditions to be fair and reasonable and in the best interests of the Company and its shareholders as a whole. The Group expects to realize loss of approximately USD623,000 and USD583,000 as compared to the net book value of m.v. "Jin Yi" and "Jin Sheng" respectively upon their expected dates of delivery.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

3 October 2002

For further information, please contact:
Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

INTERIM REPORT

FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the quarter and six months ended 30 June 2002.

UNAUDITED RESULTS

Turnover of the Group for the three months ended 30 June 2002 amounted to US$16,594,000, representing a decrease of 31% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 June 2002 amounted to US$3,725,000 whereas a net profit of US$3,709,000 was reported in last corresponding period. The Group's shipping operation managed to operate at a profit of US$1,179,000 for the quarter. However, the overall results of the Group was offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

INTERIM DIVIDENDS

The Board of Directors has resolved not to recommend the payment of any interim dividend for the period.

CONSOLIDATED INCOME STATEMENT

	Note	3 months ended 30/6/2002 US$'000	3 months ended 30/6/2001 US$'000	6 months ended 30/6/2002 US$'000	6 months ended 30/6/2001 US$'000	Year ended 31/12/2001 US$'000
Turnover	2(a)	**16,594**	24,162	**34,528**	43,885	79,025
Other operating income		**2,609**	1,573	**4,295**	3,029	8,574
Other net (expenses) income		**(5,023)**	1,412	**(7,898)**	6,582	7,239
Voyage related expenses		**(13,941)**	(20,192)	**(29,437)**	(37,256)	(69,675)
Staff costs		**(585)**	(848)	**(1,247)**	(1,689)	(3,104)
Other operating expenses		**(785)**	(523)	**(1,977)**	(1,385)	(4,719)
Depreciation and amortization		**(2,131)**	(1,806)	**(4,120)**	(3,330)	(6,898)
(Loss) Profit from operations	2(a)	**(3,262)**	3,778	**(5,856)**	9,836	10,442
Interest income		**222**	680	**374**	1,411	2,043
Interest expenses		**(688)**	(754)	**(1,177)**	(1,346)	(2,614)
Provision for impairment in value of fixed assets		-	-	-	-	(6,541)
(Loss) Profit before taxation		**(3,728)**	3,704	**(6,659)**	9,901	3,330
Taxation	3	-	-	-	(19)	(19)
(Loss) Profit from ordinary activities after taxation		**(3,728)**	3,704	**(6,659)**	9,882	3,311
Minority interests		**3**	5	**11**	16	14
Net (loss) profit for the period/year		**(3,725)**	3,709	**(6,648)**	9,898	3,325
(Loss) Earnings per share - basic *(US$)*	4	**(0.0378)**	0.0377	**(0.0675)**	0.1006	0.0338

CONSOLIDATED BALANCE SHEET

	Note	30/6/2002 US$'000	30/6/2001 US$'000	31/12/2001 US$'000
Fixed assets				
Vessels under construction		**4,345**	6,548	13,228
Owned vessels		**153,504**	122,719	113,524
Other fixed assets		**3,851**	5,683	4,684
		161,700	134,950	131,436
Other investments		**5,634**	6,065	5,850
Other non-current assets		**1,826**	3,043	465
Current assets				
Current assets other than pledged deposits and bank balances and cash		**10,982**	16,311	12,068
Pledged deposits		**5,254**	7,687	945
Bank balances and cash		**7,704**	24,903	25,821
		23,940	48,901	38,834
Total assets	*2(b)*	**193,100**	192,959	176,585
Capital and reserves				
Issued capital	*5*	**4,921**	49,214	49,214
Reserves		**86,982**	55,910	49,337
	5	**91,903**	105,124	98,551
Minority interests		**(85)**	(76)	(74)
Total liabilities				
Non-current liabilities		**77,496**	58,045	53,344
Current liabilities		**23,786**	29,866	24,764
	2(b)	**101,282**	87,911	78,108
Total equity and liabilities		**193,100**	192,959	176,585

CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30/6/2002 *US$'000*	6 months ended 30/6/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Net cash (outflow) inflow from operating activities	**(2,875)**	17,078	19,530
Net cash outflow from investing activities	**(33,307)**	(31,368)	(36,836)
Net cash inflow from financing activities	**19,786**	29,680	32,503
(Decrease) Increase in cash and cash equivalents	**(16,396)**	15,390	15,197
Cash and cash equivalents brought forward	**20,986**	5,789	5,789
Cash and cash equivalents carried forward	**4,590**	21,179	20,986
Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**7,704**	24,903	25,821
Bank overdraft	**(3,114)**	(3,724)	(4,835)
	4,590	21,179	20,986

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002. These SSAPs have not resulted in significant changes in the Group's accounting policies nor material effects on the financial statements.

2. **Segmental information**

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 30/6/2002	3 months ended 30/6/2001	**6 months ended 30/6/2002**	6 months ended 30/6/2001	Year ended 31/12/2001
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**16,495**	24,067	**34,273**	43,778	78,622
Investments in China *	**99**	95	**255**	107	403
	16,594	24,162	**34,528**	43,885	79,025
Segment profit (loss) from operations					
Chartering freight and hire	**1,179**	1,858	**1,963**	3,179	1,973
Trading	**-**	397	**-**	520	1,641
Investments in China *	**618**	121	**153**	(375)	(291)
Other operations	**(5,059)**	1,402	**(7,972)**	6,512	7,119
	(3,262)	3,778	**(5,856)**	9,836	10,442

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	30/6/2002	30/6/2001	31/12/2001
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**164,170**	139,173	131,154
Trading	**32**	17	24
Investments in China *	**6,305**	7,280	6,110
Other operations	**9,568**	13,899	12,531
	180,075	160,369	149,819
Unallocated assets	**13,025**	32,590	26,766
	193,100	192,959	176,585
Segment liabilities			
Chartering freight and hire	**95,146**	81,083	70,859
Trading	**47**	49	47
Investments in China *	**568**	895	265
Other operations	**2,407**	2,134	2,047
	98,168	84,161	73,218
Unallocated liabilities	**3,114**	3,750	4,890
	101,282	87,911	78,108

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. Taxation

Tax has not been provided as there was no assessable profits for the period ended 30 June 2002. Taxation amounting to US$19,000 for the last corresponding period represented an underprovision in respect of prior years.

4. (Loss) Earnings per share

The calculation of basic loss per share is based on the net loss for the period of US$6,648,000 *(six months ended 30 June 2001: profit of US$9,898,000)* and on the weighted average number of 98,428,341 *(six months ended 30 June 2001: 98,428,341)* shares in issue during the period.

Diluted earnings or loss per share is not presented as there was no potential ordinary shares in issue in the relevant periods.

5. Statement of changes in equity and reserves

	Issued capital	Share premium	Contributed surplus	Accumulated profits (losses)	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
As at 1 January 2002	49,214	72,087	-	(22,750)	98,551
Capital Reduction #	(44,293)	-	44,293	-	-
Net loss for the period	-	-	-	(6,648)	(6,648)
As at 30 June 2002	**4,921**	**72,087**	**44,293**	**(29,398)**	**91,903**
As at 1 January 2001	49,214	72,087	-	(26,075)	95,226
Net profit for the period	-	-	-	9,898	9,898
As at 30 June 2001	49,214	72,087	-	(16,177)	105,124

The reduction of capital, adjustment of the nominal value of shares of the Company and cancellation and increase in authorized but unissued shares of the Company ("Capital Reduction") were approved by the shareholders at the annual general meeting of the Company held on 9 May 2002. The credit amount of US$44,292,753 arising from the Capital Reduction was credited to the contributed surplus account of the Company.

6. Capital expenditure commitments

As at 30 June 2002, the Group had capital expenditure commitments relating to the newbuilding of one (*31 December 2001: three*) dry bulk vessel. The total purchase price of the vessel was US$20,900,000 (*31 December 2001: US$63,450,000*) and the total amount contracted but not provided for, net of deposits paid, was US$16,720,000 *(31 December 2001: US$50,670,000)*.

7. Comparative figures

Certain comparative figures have been reclassified to conform to current period's presentation.

REVIEW OF OPERATIONS AND OUTLOOK

After the rises in the market in the first quarter, the freight rates slipped back during the second quarter in the slowdown of global economic recovery. During the three months ended 30 June 2002, the Baltic Freight Index opened at 1,082 and lost 77 points to end the period at 1,005. This was still 381 points below that at 1,386 by the end of June 2001. The Group's shipping operation managed to operate at a profit of US$1,179,000 for the quarter; whereas an operating profit of US$1,858,000 was reported for the last corresponding period. The shipping turnover was US$16,495,000 for the quarter, representing a decrease of 31% as compared to that of the last corresponding period.

During the quarter, the Group suffered from the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. The Group has foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings in previous years. The Group's other operations recorded an operating loss of US$5,059,000 for the quarter mainly due to the realized and unrealized exchange loss for the Group's foreign currency exposure mainly in Japanese Yen. The Board will closely monitor the financial exposures in order to save the overall expenditures of the Group.

A slowdown in activity, the weaker US dollar, lacklustre freight markets and general uncertainty in the financial markets have combined to take the steam out of the market. Looking ahead, the global economy is expected to continue a trend of slow recovery and expansion in the foreseeable future. The Group will remain conscious to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

29 August 2002

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

Summary

JIN - INTERIM RESULTS
FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Exchanges:

UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2002 amounted to US$16,594,000, representing a decrease of 31% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 June 2002 amounted to US$3,725,000 whereas a net profit of US$3,709,000 was reported in last corresponding period. The Group's shipping operation managed to operate at a profit of US$1,179,000 for the quarter. However, the overall results of the Group was offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/6/2002 *US$'000*	3 months ended 30/6/2001 *US$'000*	**6 months ended 30/6/2002 *US$'000***	6 months ended 30/6/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Turnover	**16,594**	24,162	**34,528**	43,885	79,025
(Loss) Profit from operations	**(3,262)**	3,778	**(5,856)**	9,836	10,442
Interest income	**222**	680	**374**	1,411	2,043
Interest expenses	**(688)**	(754)	**(1,177)**	(1,346)	(2,614)
Provision for impairment in value of fixed assets	-	-	-	-	(6,541)
Net (loss) profit for the period/year	**(3,725)**	3,709	**(6,648)**	9,898	3,325
(Loss) Earnings per share - basic *(US$)*	**(0.0378)**	0.0377	**(0.0675)**	0.1006	0.0338

CONSOLIDATED BALANCE SHEET DATA

	30/6/2002 *US$'000*	30/6/2001 *US$'000*	31/12/2001 *US$'000*
Fixed assets	**161,700**	134,950	131,436
Other investments	**5,634**	6,065	5,850
Other non-current assets	**1,826**	3,043	465
Current assets	**23,940**	48,901	38,834
Total assets	**193,100**	192,959	176,585
Capital and reserves	**91,903**	105,124	98,551
Minority interests	**(85)**	(76)	(74)
Non-current liabilities	**77,496**	58,045	53,344
Current liabilities	**23,786**	29,866	24,764
Total equity and liabilities	**193,100**	192,959	176,585

SEGMENTAL INFORMATION

	3 months ended 30/6/2002	3 months ended 30/6/2001	**6 months ended 30/6/2002**	6 months ended 30/6/2001	Year ended 31/12/2001
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**16,495**	24,067	**34,273**	43,778	78,622
Investments in China	**99**	95	**255**	107	403
	16,594	24,162	**34,528**	43,885	79,025
Segment profit (loss) from operations					
Chartering freight and hire	**1,179**	1,858	**1,963**	3,179	1,973
Trading	**-**	397	**-**	520	1,641
Investments in China	**618**	121	**153**	(375)	(291)
Other operations	**(5,059)**	1,402	**(7,972)**	6,512	7,119
	(3,262)	3,778	**(5,856)**	9,836	10,442

	30/6/2002	30/6/2001	31/12/2001
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**164,170**	139,173	131,154
Trading	**32**	17	24
Investments in China	**6,305**	7,280	6,110
Other operations	**9,568**	13,899	12,531
	180,075	160,369	149,819
Segment liabilities			
Chartering freight and hire	**95,146**	81,083	70,859
Trading	**47**	49	47
Investments in China	**568**	895	265
Other operations	**2,407**	2,134	2,047
	98,168	84,161	73,218

By Order of the Board
Ng Kam Wah Thomas
Managing Director

29 August 2002

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

Summary

JIN - INTERIM REPORT FOR THE QUARTER ENDED 31 MARCH 2002

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Exchanges:

UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2002 amounted to US$17,934,000, representing a decrease of 9% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 March 2002 amounted to US$2,923,000 whereas a net profit of US$6,189,000 was reported in last corresponding period.

During the three months ended 31 March 2002, the shipping markets have arisen and improved gradually since the end of 2001. The Group's shipping operation managed to operate at a modest profit of US$784,000 for the quarter. However, the overall results of the Group for the quarter was offset by a provision for claim receivable of approximately US$3,872,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 31/3/2002 *US$'000*	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Turnover	**17,934**	19,723	79,025
(Loss) Profit from operations	**(2,594)**	6,058	10,442
Interest income	**152**	731	2,043
Interest expenses	**(489)**	(592)	(2,614)
Provision for impairment in value of fixed assets	**-**	-	(6,541)
Net (loss) profit for the period/year	**(2,923)**	6,189	3,325
(Loss) Earnings per share - basic *(US$)*	**(0.0297)**	0.0629	0.0338

CONSOLIDATED BALANCE SHEET DATA

	At 31/3/2002 *US$'000*	At 31/3/2001 *US$'000*	At 31/12/2001 *US$'000*
Fixed assets	**164,025**	136,331	131,436
Other investments	**5,742**	6,173	5,850
Other non-current assets	**1,305**	2,935	465
Current assets	**28,286**	43,331	38,834
Total assets	**199,358**	188,770	176,585
Capital and reserves	**95,628**	101,415	98,551
Minority interests	**(82)**	(71)	(74)
Non-current liabilities	**77,898**	58,702	53,344
Current liabilities	**25,914**	28,724	24,764
Total equity and liabilities	**199,358**	188,770	176,585

SEGMENTAL INFORMATION

	3 months ended 31/3/2002 *US$'000*	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Segment turnover			
Chartering freight and hire	**17,778**	19,711	78,622
Investments in China	**156**	12	403
	17,934	19,723	79,025
Segment profit (loss) from operations			
Chartering freight and hire	**784**	1,321	1,973
Trading	**-**	123	1,641
Investments in China	**(465)**	(496)	(291)
Other operations	**(2,913)**	5,110	7,119
	(2,594)	6,058	10,442

	At 31/3/2002 *US$'000*	At 31/3/2001 *US$'000*	At 31/12/2001 *US$'000*
Segment assets			
Chartering freight and hire	**166,731**	139,491	131,154
Trading	**17**	20	24
Investments in China	**5,916**	7,424	6,110
Other operations	**11,870**	16,606	12,531
	184,534	163,541	149,819
Segment liabilities			
Chartering freight and hire	**96,324**	79,418	70,859
Trading	**47**	47	47
Investments in China	**319**	361	265
Other operations	**2,167**	2,545	2,047
	98,857	82,371	73,218

By Order of the Board
Ng Kam Wah Thomas
Managing Director

31 May 2002

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

INTERIM REPORT

FOR THE QUARTER ENDED 31 MARCH 2002

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2002.

UNAUDITED RESULTS

Turnover of the Group for the three months ended 31 March 2002 amounted to US$17,934,000, representing a decrease of 9% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 March 2002 amounted to US$2,923,000 whereas a net profit of US$6,189,000 was reported in last corresponding period. The overall results of the Group for the quarter was offset by a provision for claim receivable of approximately US$3,872,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended 31/3/2002 *US$'000***	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Turnover	*2(a)*	**17,934**	19,723	79,025
Other operating income		**1,686**	1,456	8,574
Other net (expenses) income		**(2,875)**	5,170	7,239
Voyage related expenses		**(15,496)**	(17,064)	(69,675)
Staff costs		**(662)**	(841)	(3,104)
Other operating expenses		**(1,192)**	(862)	(4,719)
Depreciation and amortization		**(1,989)**	(1,524)	(6,898)
(Loss) Profit from operations	*2(a)*	**(2,594)**	6,058	10,442
Interest income		**152**	731	2,043
Interest expenses		**(489)**	(592)	(2,614)
		(2,931)	6,197	9,871
Provision for impairment in value of fixed assets		-	-	(6,541)
(Loss) Profit before taxation		**(2,931)**	6,197	3,330
Taxation	*3*	-	(19)	(19)
(Loss) Profit from ordinary activities after taxation		**(2,931)**	6,178	3,311
Minority interests		**8**	11	14
Net (loss) profit for the period/year		**(2,923)**	6,189	3,325
(Loss) Earnings per share - basic *(US$)*	*4*	**(0.0297)**	0.0629	0.0338

CONSOLIDATED BALANCE SHEET

	Note	At 31/3/2002 US$'000	At 31/3/2001 US$'000	At 31/12/2001 US$'000
Fixed assets				
Vessels under construction		**4,309**	28,747	13,228
Owned vessels		**155,084**	101,842	113,524
Other fixed assets		**4,632**	5,742	4,684
		164,025	136,331	131,436
Other investments		**5,742**	6,173	5,850
Other non-current assets		**1,305**	2,935	465
Current assets				
Current assets other than pledged deposits and bank balances and cash		**13,462**	18,102	12,068
Pledged deposits		**4,447**	8,125	945
Bank balances and cash		**10,377**	17,104	25,821
		28,286	43,331	38,834
Total assets	2(b)	**199,358**	188,770	176,585
Capital and reserves				
Issued capital		**49,214**	49,214	49,214
Reserves		**46,414**	52,201	49,337
	5	**95,628**	101,415	98,551
Minority interests		**(82)**	(71)	(74)
Total liabilities				
Non-current liabilities		**77,898**	58,702	53,344
Current liabilities		**25,914**	28,724	24,764
	2(b)	**103,812**	87,426	78,108
Total equity and liabilities		**199,358**	188,770	176,585

CONSOLIDATED CASH FLOW STATEMENT

	3 months ended 31/3/2002 *US$'000*	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Net cash (outflow) inflow from operating activities	**(5,492)**	9,903	19,530
Net cash outflow from investing activities	**(34,118)**	(32,441)	(36,836)
Net cash inflow from financing activities	**24,117**	28,896	32,503
(Decrease) Increase in cash and cash equivalents	**(15,493)**	6,358	15,197
Cash and cash equivalents brought forward	**20,986**	5,789	5,789
Cash and cash equivalents carried forward	**5,493**	12,147	20,986
Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**10,377**	17,104	25,821
Bank overdraft	**(4,884)**	(4,957)	(4,835)
	5,493	12,147	20,986

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002. These SSAPs have not resulted in significant changes in the Group's accounting policies nor material effects on the financial statements.

2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 31/3/2002	3 months ended 31/3/2001	Year ended 31/12/2001
	US$'000	*US$'000*	*US$'000*
Segment turnover			
Chartering freight and hire	**17,778**	19,711	78,622
Investments in China *	**156**	12	403
	17,934	19,723	79,025
Segment profit (loss) from operations			
Chartering freight and hire	**784**	1,321	1,973
Trading	**-**	123	1,641
Investments in China *	**(465)**	(496)	(291)
Other operations	**(2,913)**	5,110	7,119
	(2,594)	6,058	10,442

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	At 31/3/2002	At 31/3/2001	At 31/12/2001
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**166,731**	139,491	131,154
Trading	**17**	20	24
Investments in China *	**5,916**	7,424	6,110
Other operations	**11,870**	16,606	12,531
	184,534	163,541	149,819
Unallocated assets	**14,824**	25,229	26,766
	199,358	188,770	176,585
Segment liabilities			
Chartering freight and hire	**96,324**	79,418	70,859
Trading	**47**	47	47
Investments in China *	**319**	361	265
Other operations	**2,167**	2,545	2,047
	98,857	82,371	73,218
Unallocated liabilities	**4,955**	5,055	4,890
	103,812	87,426	78,108

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. Taxation

Taxation has not been provided for the period ended 31 March 2002. Taxation amounting to US$19,000 for the last corresponding period represented an underprovision in prior years for Hong Kong Profits Tax for the Group.

4. (Loss) Earnings per share

The calculation of basic loss per share is based on the net loss for the period of US$2,923,000 *(31 March 2001: profit of US$6,189,000)* and on the weighted average number of 98,428,341 *(31 March 2001: 98,428,341)* shares in issue during the period.

Diluted earnings per share is not shown as there was no potential ordinary shares in issue in the relevant periods.

5. Statement of changes in equity and reserves

	Issued capital	Share premium	Accumulated profits (losses)	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
At 1 January 2002	49,214	72,087	(22,750)	98,551
Net loss for the period	-	-	(2,923)	(2,923)
At 31 March 2002	49,214	72,087	(25,673)	95,628
At 1 January 2001	49,214	72,087	(26,075)	95,226
Net profit for the period	-	-	6,189	6,189
At 31 March 2001	49,214	72,087	(19,886)	101,415

6. Capital expenditure commitments

At the end of the period, the Group had capital expenditure commitments relating to the newbuilding of one (*31 December 2001: three*) dry bulk vessel. The total purchase price of the vessel was US$20,900,000 (*31 December 2001: US$63,450,000*) and the total amount contracted but not provided for (net of deposits paid) was US$16,720,000 *(31 December 2001: US$50,670,000)*.

7. Comparative figures

Certain comparative figures have been reclassified to conform to current period's presentation.

REVIEW OF OPERATIONS

During the three months ended 31 March 2002, the shipping markets have arisen and improved gradually since the end of 2001. The Baltic Freight Index opened at 876 and closed at 1082 during the quarter under review. The increase in freight rates exerted a positive impact on the Group's chartering activities though its committed tonnage was yet to be unwound. The Group's shipping operation managed to operate at a modest profit of US$784,000 for the quarter; whereas an operating profit of US$1,321,000 was reported for the corresponding period last year. The shipping turnover was US$17,778,000 for the quarter, representing a decrease of 10% as compared to that of the same period last year.

As scheduled, the Group took deliveries of two dry bulk vessels, namely "Jin Tai" and "Jin Kang" respectively in January and March 2002 which were mainly financed by bank loans. As a result, the gearing ratio, calculated on the basis of the total borrowings over shareholders' fund, increased from 67% at 31 December 2001 to 98% at end of the period.

The Group's other operations recorded an operating loss of US$2,913,000 for the quarter mainly due to the provision for claim receivable of approximately US$3,872,000 payable by CNMG as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. This claim receivable was transacted in 2000 whereby CNMG agreed to, inter alia, make certain cash payments (which amounted in aggregate to approximately US$7,333,000) by instalments in full and final settlement of the claims against various defendants in a proceedings for specific performance and damages in relation to, inter alia, the failure of certain defendants to subscribe shares in the Company.

OUTLOOK

The much hoped recovery will depend primarily on the health of the US economy; but a close watch has to be kept over the Japanese currency which fluctuation could bring about a serious of problems in Asian countries and weigh heavily on newbuilding prices amongst others. Looking forward, the Group will continue to strengthen its core shipping business and tap every opportunity to enhance its performance and contribution in the future.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

31 May 2002

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

JINHUI

To the shareholders of Jinhui Shipping and Transportation Limited

8 April 2002

PROPOSED REDUCTION OF CAPITAL AND ADJUSTMENT OF NOMINAL VALUE OF SHARES

As at the date of this letter, the authorised share capital of the Company is US$400,000,000.00 divided into 800,000,000 shares of US$0.50 each, of which 98,428,341 shares are issued and fully paid.

The directors of the Company (the "Directors") announced on 26 March 2002 that they proposed a reduction of capital, adjustment of nominal value of the issued shares of the Company and cancellation and increase in authorised but unissued share capital ("Capital Reduction") in the following manner:

(a) the paid-up capital and nominal value of the issued shares be reduced by US$0.45 per share by cancelling an equivalent amount of paid-up capital per share so that the nominal value of each such share will be reduced from US$0.50 to US$0.05. Based upon the number of shares in issue at the date of this announcement, the issued share capital of the Company of US$49,214,170.50 consisting of 98,428,341 shares of US$0.50 each will be reduced by US$44,292,753.45 to US$4,921,417.05 consisting of 98,428,341 shares of US$0.05 each;

(b) on the basis of 98,428,341 shares presently in issue, the credit amount of US$44,292,753.45 arising from the reduction referred to in (a) above will be transferred to the contributed surplus account of the Company. The amounts in the contributed surplus account can be applied in the future for any purpose at the discretion of the Directors or as the Directors may, from time to time, think fit; and

(c) all of the authorised but unissued share capital of the Company (which shall include the additional authorised but unissued share capital resulting from the reduction referred to in (a) above) in the total amount of US$395,078,582.95 will be cancelled and subsequently increased by US$35,078,582.95 to US$40,000,000.00 by the creation of 701,571,659 shares of US$0.05 each. Upon the Capital Reduction becoming effective and on the basis of 98,428,341 shares in issue as at the date of this letter, the authorised share capital of the Company will be US$40,000,000.00 comprising 800,000,000 shares of US$0.05 each, of which 98,428,341 shares will be issued and fully paid.

Effect of the Capital Reduction

Upon the Capital Reduction becoming effective, the authorised share capital of the Company will be US$40,000,000.00 divided into 800,000,000 shares of US$0.05 each, of which 98,428,341 shares will be issued and fully paid. Other than the expenses incurred in connection with the Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company or the interests of the Company's shareholders. The Directors believe that the Capital Reduction will not have any material adverse effect on the financial position of the Company and its subsidiaries.

Correspondence Address:
Hong Kong: 26/F., Yardloy Comm. Bldg., 1-6 Connaught Road West, Hong Kong
Tel: (852) 2545 0951 (24 lines) Fax: (852) 2541 9794 Telex: 82535 GOLDC HX, 81221 GOTAK HK

Registered Office:
Clarendon House, Church Street, Hamilton, Bermuda

Reasons for the Capital Reduction

The Directors believe that the Capital Reduction is beneficial to the Company and its shareholders as a whole. As at 31 December 2001, the Company and its subsidiaries had accumulated losses of approximately US$22,750,000. The credit in the contributed surplus account arising as a result of the Capital Reduction may be applied in the future to eliminate the accumulated losses, therefore putting the Company in a position to declare dividends to its shareholders at an earlier opportunity than by generating profits to offset such accumulated losses. The Company has no present intention to make any distributions to the shareholders of the Company.

Conditions of the Capital Reduction

The Capital Reduction is conditional on the passing of the necessary resolutions by the Company's shareholders at a general meeting to approve the Capital Reduction.

General

The Directors also propose to renew the general mandate granted to the Directors at the annual general meeting of the Company held on 29 May 2000 to allot, issue and purchase shares of the Company, upon the Capital Reduction becoming unconditional and effective.

A notice convening the annual general meeting ("AGM") to be held on 9 May 2002 at 10:30 a.m. at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau is enclosed with this letter. At the AGM, resolutions will be proposed to, inter alia, approve the Capital Reduction and renewal of general mandates.

The Directors believe that the Capital Reduction and the renewal of general mendates are in the best interest of the Company and its shareholders as a whole. Accordingly, the Directors recommend the shareholders of the Company to vote in favour of the resolutions to be proposed at the AGM to approve the Capital Reduction and renewal of general mandates.

Yours sincerely,
for and on behalf of
Jinhui Shipping and Transportation Limited

Ng Kam Wah Thomas
Managing Director

Nordea

Oslo 8 April 2002

To: The Beneficial Owners of the Shares of
Jinhui Shipping and Transportation Limited
Registered in the Verdipapirsentralen ("VPS")

We refer to the Agreement (the "Registration Agreement") dated 30 September 1994 between Jinhui Shipping and Transportation Limited (the "Company") and Nordea Bank Norge ASA ("Nordea") *(formerly known as Christiania Bank og Kreditkasse)*. In order to comply with the requirements of the Registration Agreement and Bermuda law, all of the shares of the Company registered in the VPS are registered on the register of shareholders of the Company in the name of Nordea. Nordea has agreed that whenever it receives a notice that a shareholders' meeting of the Company is called, it shall despatch to each beneficial owner of shares of the Company whose interest in such shares is registered in the VPS, a copy of the notice. Furthermore, Nordea has agreed not to attend or vote at any such meeting other than in accordance with proxies from shareholders registered in VPS.

Accordingly, we are forwarding to you as a beneficial owner of shares of the Company whose interest in such shares is registered in the VPS, a Notice of the Annual General Meeting of the Shareholders of the Company to be held at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau on 9 May 2002 at 10:30 a.m. for the purposes set out in such Notice.

If you wish to attend at the meeting and vote thereof in person or have someone appointed as proxy to attend the meeting and vote shares beneficially owned by you please complete Section A of the enclosed form.

Your shares cannot be voted unless you sign in Section B and return the enclosed form.

If you have any questions regarding the above or how to exercise your rights as beneficial owner of shares of the Company, please contact Nina Brandum at telephone 47-22-48 59 33.

Yours sincerely,
for **Nordea Bank Norge ASA**

Anette Syverud Nina Brandum
as per limited authority

A

To: The Beneficial Owners of the Shares of
Jinhui Shipping and Transportation Limited ("the Company")
Registered in the Verdipapirsentralen ("VPS")

We hereby appoint the undersigned beneficial owner, in respect of the number of shares registered in the name of the undersigned in the VPS of shares of the Company, as proxy of Nordea Bank Norge ASA ("Nordea") with full power of substitution, to attend, vote and otherwise act for and on behalf of Nordea in respect of all matters that may come before the Annual General Meeting of the Company to be held at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau on 9 May 2002 at 10:30 a.m. and at any adjournment or adjournments thereof, provided that, unless Nordea receives duly executed instructions on Section B of this form to vote any such shares, this proxy shall be deemed to have been revoked.

Date ....

Attested registrars department signatures

The undersigned beneficial owner of shares of the Company

- ☐ will attend personally at the Annual General Meeting of the Company on 9 May 2002 pursuant to the above proxy, or

- ☐ pursuant to the power of substitution contained in the above proxy, hereby appoints Mr. Ng Siu Fai, Chairman of the Company, or failing him, Ms. Ho Suk Lin Cathy, Secretary of the Company, or instead of either of the foregoing
to be the proxy of Nordea in respect of the number of shares registered in the name of the undersigned in the VPS.

	For	**Against**
1. To receive and consider the Financial Statements and the Directors' Report and the Auditors' Report for the year ended 31 December 2001.		
2. To re-elect retiring directors and fix the remuneration of the directors.		
3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the directors to fix their remuneration.		
4. To approve the proposed capital reduction.		
5. To approve the proposed adjustment of nominal value of shares of the Company.		
6. To grant a general mandate to the directors to allot shares of the Company.		
7. To grant a general mandate to the directors to repurchase shares of the Company.		
8. To transact such other business as may properly be transacted at an Annual General Meeting.		

B

The signature(s) should agree with the name(s) of the addressee(s) as appearing on the envelop in which these documents were contained. Executors, administrators, trustees, etc., should so indicate when signing. Where there are joint beneficial owners of any share, any one of such joint beneficial owners may vote by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint beneficial owners be present of any meeting, the vote of the senior who tenders the vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other beneficial owners and for this purpose seniority shall be determined by the order in which the names appear in the VPS of shares of the Company in respect of the joint beneficial ownership. If the beneficial owner is a body corporate, this form must be signed by a duly authorised officer or attorney thereof.

In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at Nordea Bank Norge ASA ("Nordea") Verdipapirservice, at Middelthuns Gate 17, Oslo or P.O. Box 1166 Sentrum, 0107 Oslo, Norway, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person if you are subsequently able to be present.

....

Date and Signature(s) of Beneficial Owner(s) Number of shares

....

Name/Firm in capital letters

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

JINHUI

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau on 9 May 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Directors' Report and the Auditors' Report for the year ended 31 December 2001.

2. To re-elect retiring directors and fix the remuneration of the directors.

3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorize the directors to fix their remuneration.

4. To consider and, if thought fit, to pass, with or without amendments, the following resolutions as Special Resolutions:

SPECIAL RESOLUTIONS

"**THAT**:

(a) with effect from 10:00 a.m. on the business day in Oslo, not being a Saturday, following the date on which this Resolution is passed (the "Effective Date"), in accordance with section 46(1) of the Companies Act 1981 of Bermuda and bye-law 4 of the bye-laws of the Company, the issued share capital of the Company be reduced (the "Capital Reduction") by cancelling paid-up capital to the extent of US$0.45 on each share of US$0.50 in issue on the Effective Date and reducing the nominal value of all shares of US$0.50 each of the Company in issue on the Effective Date to US$0.05 per share;

(b) the credit arising from the Capital Reduction be transferred to the contributed surplus account of the Company;

(c) all of the authorised but unissued share capital of the Company (which shall include the additional authorised but unissued share capital resulting from the reduction referred to in (a) above) in the total amount of US$395,078,582.95 be cancelled and forthwith upon such cancellation, the authorised share capital of the Company be increased to US$40,000,000.00 by the creation of an additional 701,571,659 shares of US$0.05 each; and

(d) the directors of the Company be and are hereby authorized generally to do all acts, deeds and things as they may, in their absolute discretion, deem appropriate to effect and implement any of the foregoing."

5. To consider and, if thought fit, to pass, with or without amendments, the following resolutions as Special Resolutions:

SPECIAL RESOLUTIONS

"**THAT** subject to the Capital Reduction (as defined in Special Resolution No.4 above) becoming effective, bye-law 3(1) of the bye-laws of the Company be and is hereby amended by the deletion of the provision therein in its entirety and the substitution therefor with the following provision:

"Subject to any resolution of Members to the contrary, the share capital of the Company shall be divided into shares of a par value of US$0.05 each"

and that the directors be and are hereby authorised generally to do all acts, deeds and things as they may, in their absolute discretion, deem appropriate to effect and implement any of the foregoing."

6. To consider and, if thought fit, to pass, with or without amendments, the following resolutions as Ordinance Resolutions:

ORDINARY RESOLUTIONS

"**THAT** subject to the Capital Reduction (as defined in Special Resolution No. 4 above),

(a) any general mandate granted to the directors of the Company prior to the date of this Resolution to exercise all the powers of the Company to issue, allot and dispose of shares of the Company in accordance with the terms of such mandate be and is hereby revoked; and

(b) a general mandate be and is hereby generally and unconditionally granted to the directors of the Company which mandate shall be valid for a period of five (5) years until otherwise revoked or determined by members at a general meeting of the Company to exercise all the powers of the Company to issue, allot and dispose of shares of the Company not exceeding an aggregate of fifty per cent (50%) of the issued share capital of the Company immediately following the Capital Reduction (as defined in Special Resolution No. 4 above) and such allotment, issue and disposal of shares of the Company shall not be subject to any preferential rights of members of the Company as provided by the bye-law 12 of the bye-laws of the Company."

7. To consider and, if thought fit, to pass, with or without amendments, the following resolutions as Special Resolutions:

SPECIAL RESOLUTIONS

"**THAT** subject to the Capital Reduction (as defined in Special Resolution No. 4 above),

(a) any general mandate granted to the directors of the Company prior to the date of this Resolution to exercise all the powers of the Company to purchase shares of the Company in accordance with the terms of such mandate be and is hereby revoked; and

(b) a general mandate be and is hereby generally and unconditionally granted to the directors of the Company which mandate shall be valid for a period of five (5) years until otherwise revoked or determined by members at a general meeting of the Company to exercise all the powers of the Company to purchase its own shares provided that the aggregate nominal amount of shares which may be purchased by the Company pursuant to this Resolution shall not be more than ten per cent. (10%) of the aggregate nominal amount of the issued share capital of the Company immediately following the Capital Reduction (as defined in Special Resolution No. 4 above)."

8. To transact such other business as may properly be transacted at an Annual General Meeting.

By Order of the Board
Ho Suk Lin Cathy
Secretary

8 April 2002

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company but must attend the above Meeting in person to represent the member.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at Nordea Bank Norge ASA Verdipapirseksjonen ("Nordea Bank") at Middelthuns Gate 17, Oslo or P.O. Box 1166 Sentrum, 0107 Oslo, Norway, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person if you are subsequently able to be present. In the event that you so attend, the form of proxy will be deemed to have been revoked.

(3) A person or entity registered in the Norwegian Registry of Securities as owner of shares of the Company is entitled to request Nordea Bank to appoint him/her/it as proxy to attend and vote at the above Meeting. Nordea Bank shall not attend or vote at the Meeting other than through proxies appointed in the manner aforesaid.

(4) The register of members of the Company will be closed from 6 May 2002 to 9 May 2002 both days inclusive, during which period no share registration will take place. Any member of the Company who transfers his shares during this period will not be entitled to vote at the Annual General Meeting. In order to qualify for voting at the Annual General Meeting, all transfer must be completed no later than 3 May 2002.

02 NOV 21 AM 9:49

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

JINHUI

ANNOUNCEMENT

JIN – CHANGES IN CAPITAL: PROPOSED REDUCTION OF CAPITAL AND ADJUSTMENT OF NOMINAL VALUE OF SHARES

As at the date of this announcement, the authorised share capital of the Company is US$400,000,000.00 divided into 800,000,000 shares of US$0.50 each, of which 98,428,341 shares are issued and fully paid.

The directors of the Company (the "Directors") propose a reduction of capital, adjustment of nominal value of the issued shares of the Company and cancellation and increase in authorised but unissued share capital ("Capital Reduction") in the following manner:

(a) the paid-up capital and nominal value of the issued shares be reduced by US$0.45 per share by cancelling an equivalent amount of paid-up capital per share so that the nominal value of each such share will be reduced from US$0.50 to US$0.05. Based upon the number of shares in issue at the date of this announcement, the issued share capital of the Company of US$49,214,170.50 consisting of 98,428,341 shares of US$0.50 each will be reduced by US$44,292,753.45 to US$4,921,417.05 consisting of 98,428,341 shares of US$0.05 each;

(b) on the basis of 98,428,341 shares presently in issue, the credit amount of US$44,292,753.45 arising from the reduction referred to in (a) above will be transferred to the contributed surplus account of the Company. The amounts in the contributed surplus account can be applied in the future for any purpose at the discretion of the Directors or as the Directors may, from time to time, think fit; and

(c) all of the authorised but unissued share capital of the Company (which shall include the additional authorised but unissued share capital resulting from the reduction referred to in (a) above) in the total amount of US$395,078,582.95 will be cancelled and subsequently increased by US$35,078,582.95 to US$40,000,000.00 by the creation of 701,571,659 shares of US$0.05 each. Upon the Capital Reduction becoming effective and on the basis of 98,428,341 shares in issue as at the date of this announcement, the authorised share capital of the Company will be US$40,000,000.00 comprising 800,000,000 shares of US$0.05 each, of which 98,428,341 shares will be issued and fully paid.

Effect of the Capital Reduction

Upon the Capital Reduction becoming effective, the authorised share capital of the Company will be US$40,000,000.00 divided into 800,000,000 shares of US$0.05 each, of which 98,428,341 shares will be issued and fully paid. Other than the expenses incurred in connection with the Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company or the interests of the Company's shareholders. The Directors believe that the Capital Reduction will not have any material adverse effect on the financial position of the Company and its subsidiaries.

Reasons for the Capital Reduction

The Directors believe that the Capital Reduction is beneficial to the Company and its shareholders as a whole. As at 31 December 2001, the Company and its subsidiaries had accumulated losses of approximately US$22,750,000. The credit in the contributed surplus account arising as a result of the Capital Reduction may be applied in the future to eliminate the accumulated losses, therefore putting the Company in a position to declare dividends to its shareholders at an earlier opportunity than by generating profits to offset such accumulated losses. The Company has no present intention to make any distributions to the shareholders of the Company.

Conditions of the Capital Reduction

The Capital Reduction is conditional on the passing of the necessary resolutions by the Company's shareholders at a general meeting to approve the Capital Reduction.

General

The annual general meeting ("AGM") is proposed to be convened on or around 9 May 2002 to, inter alia, approve the Capital Reduction. A notice of the AGM will be despatched to the Company's shareholders as soon as practicable.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

26 March 2002

Contact:
Cathy Ho / Yee-san Lee
Tel : (852) 2545 0951
Fax: (852) 2541 9794
E-mail: company@jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED
(Member of The Jinhui Group)
26/F., Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.
Tel: (852) 2545 0951 Fax: (852) 2541 9794

Release

JIN – INTERIM REPORT FOR THE QUARTER ENDED 31 DECEMBER 2001/ PRELIMINARY ANNUAL ACCOUNTS OF 2001

An announcement by Jinhui Shipping and Transportation Limited through the information system of the Oslo Exchanges:

Unaudited Results

The issue of surplus capacity resulting from an excess of new tonnage over scrapping was already a concern to the market. It was intensified by the unprecedented 911 tragedy which caused a plunge in industrial consumption and investment, pushing the freight rates down further during the quarter ended 31 December 2001 (the "Quarter"). Jinhui Shipping and Transportation Limited and its subsidiaries (the "Group") reported a net loss of US$4,291,000 for the Quarter, largely due to the provision for impairment in value of fixed assets of US$6,541,000.

Despite a decline in freight earnings for its shipping operations, the Group's overall net profit for the year ended 31 December 2001 amounted to US$3,325,000 whereas a net loss of US$14,068,000 was experienced in last year. Included in the net loss of last year was an unrealized provision of US$23,124,000 set aside for impairment in value of fixed assets. If the provisions for impairment in value of fixed assets were not taken into account, the Group's financial results for both years would be comparable.

Condensed Consolidated Income Statement Data (Preliminary)

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01** *US$'000*	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Turnover	**16,253**	18,804	**79,025**	53,611	58,270
Profit (Loss) from operations	**2,555**	5,493	**10,442**	7,606	(11,435)
Interest income	**255**	844	**2,043**	3,001	2,365
Interest expenses	**(554)**	(469)	**(2,614)**	(1,559)	(1,520)
Provision for impairment in value of fixed assets	**(6,541)**	(23,124)	**(6,541)**	(23,124)	-
Net profit (loss) for the period/year	**(4,291)**	(17,258)	**3,325**	(14,068)	(10,537)
Basic earnings (loss) per share *(US$)*	**(0.0436)**	(0.1753)	**0.0338**	(0.1429)	(0.1071)

Condensed Consolidated Balance Sheet Data (Preliminary)

	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Fixed assets	**131,436**	104,449
Other investments	**5,850**	6,280
Other non-current assets	**465**	3,121
Current assets	**38,834**	36,688
Total assets	**176,585**	150,538
Capital and reserves	**(98,551)**	(95,226)
Minority interest	**74**	60
Non-current liabilities	**(53,344)**	(32,710)
Current liabilities	**(24,764)**	(22,662)
Total equity and liabilities	**(176,585)**	(150,538)

Segmental Information (Preliminary)

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year Ended 31/12/01** *US$'000*	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Segment turnover					
Chartering freight and hire	**16,085**	18,664	**78,622**	53,038	46,755
Trading	-	-	-	-	9,863
Investments in China	**168**	140	**403**	573	1,652
Other operations	-	-	-	-	-
	16,253	18,804	**79,025**	53,611	58,270

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01 *US$'000***	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Segment profit (loss) from operations					
Chartering freight and hire	**(1,656)**	1,089	**1,973**	2,373	(4,682)
Trading	**1,121**	1,610	**1,641**	(823)	(2,832)
Investments in China	**183**	(293)	**(291)**	(609)	(1,724)
Other operations	**2,907**	3,087	**7,119**	6,665	(2,197)
	2,555	5,493	**10,442**	7,606	(11,435)

	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Segment assets		
Chartering freight and hire	**131,154**	106,131
Trading	**24**	564
Investments in China	**6,110**	7,812
Other operations	**12,531**	20,737
	149,819	135,244
Segment liabilities		
Chartering freight and hire	**(70,859)**	(49,220)
Trading	**(47)**	(1,413)
Investments in China	**(265)**	(393)
Other operations	**(2,047)**	(869)
	(73,218)	(51,895)

By Order of the Board
Ng Kam Wah Thomas
Managing Director

28 February 2002

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

INTERIM REPORT
FOR THE QUARTER ENDED 31 DECEMBER 2001/
PRELIMINARY ANNUAL ACCOUNTS OF 2001

UNAUDITED RESULTS

The issue of surplus capacity resulting from an excess of new tonnage over scrapping was already a concern to the market. It was intensified by the unprecedented 911 tragedy which caused a plunge in industrial consumption and investment, pushing the freight rates down further during the quarter ended 31 December 2001 (the "Quarter"). Jinhui Shipping and Transportation Limited and its subsidiaries (the "Group") reported a net loss of US$4,291,000 for the Quarter, largely due to the provision for impairment in value of fixed assets of US$6,541,000.

Despite a decline in freight earnings for its shipping operations, the Group's overall net profit for the year ended 31 December 2001 (the "Year") amounted to US$3,325,000 whereas a net loss of US$14,068,000 was experienced in last year. Included in the net loss of last year was an unrealized provision of US$23,124,000 set aside for impairment in value of fixed assets. If the provisions for impairment in value of fixed assets were not taken into account, the Group's financial results for both years would be comparable.

CONDENSED CONSOLIDATED INCOME STATEMENT (PRELIMINARY)

	Note	**3 months ended 31/12/01 *US$'000***	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01 *US$'000***	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Turnover	*2a*	**16,253**	18,804	**79,025**	53,611	58,270
Other operating income		**1,886**	3,442	**8,574**	6,234	5,706
Other net income (expenses)		**2,900**	2,568	**7,239**	7,432	(1,727)
Voyage related expenses		**(15,168)**	(15,565)	**(69,675)**	(45,270)	(45,404)
Cost of trading goods sold		**-**	-	**-**	-	(9,296)
Staff costs		**(518)**	(818)	**(3,104)**	(3,300)	(4,084)
Other operating expenses		**(1,038)**	(1,191)	**(4,719)**	(5,008)	(8,617)
Depreciation and amortization		**(1,760)**	(1,747)	**(6,898)**	(6,093)	(6,283)
Profit (Loss) from operations	*2a*	**2,555**	5,493	**10,442**	7,606	(11,435)
Interest income		**255**	844	**2,043**	3,001	2,365
Interest expenses		**(554)**	(469)	**(2,614)**	(1,559)	(1,520)
		2,256	5,868	**9,871**	9,048	(10,590)
Provision for impairment in value of fixed assets		**(6,541)**	(23,124)	**(6,541)**	(23,124)	-
Profit (Loss) before taxation		**(4,285)**	(17,256)	**3,330**	(14,076)	(10,590)
Taxation	*3*	**-**	-	**(19)**	-	-
Profit (Loss) from ordinary activities after taxation		**(4,285)**	(17,256)	**3,311**	(14,076)	(10,590)
Minority interest		**(6)**	(2)	**14**	8	53
Net profit (loss) for the period/year		**(4,291)**	(17,258)	**3,325**	(14,068)	(10,537)
Basic earnings (loss) per share (*US$*)	*4*	**(0.0436)**	(0.1753)	**0.0338**	(0.1429)	(0.1071)

Separate statement of recognized gains and losses has not been prepared as the only component of such statement is the net profit for the Year.

CONDENSED CONSOLIDATED BALANCE SHEET (PRELIMINARY)

	Note	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Fixed assets			
Vessels under construction		**13,228**	18,910
Owned vessels		**113,524**	79,740
Other fixed assets		**4,684**	5,799
		131,436	104,449
Other investments		**5,850**	6,280
Other non-current assets		**465**	3,121
Current assets			
Current assets other than pledged deposits and bank balances and cash		**12,068**	21,394
Pledged deposits		**945**	6,134
Bank balances and cash		**25,821**	9,160
		38,834	36,688
Total assets	*2b*	**176,585**	150,538
Capital and reserves			
Issued capital		**49,214**	49,214
Reserves		**49,337**	46,012
		98,551	95,226
Minority interest		**(74)**	(60)
Total liabilities			
Non-current liabilities		**53,344**	32,710
Current liabilities		**24,764**	22,662
	2b	**78,108**	55,372
Total equity and liabilities		**176,585**	150,538

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (PRELIMINARY)

	Year ended 31/12/01 *US$'000*	Year ended 31/12/00 *US$'000*
Net cash inflow from operating activities	**22,395**	16,193
Net cash inflow from returns on investments and servicing of finance	**632**	1,575
Taxation paid	**(19)**	-
Net cash outflow from investing activities	**(40,314)**	(44,513)
Net cash outflow before financing	**(17,306)**	(26,745)
Net cash inflow from financing activities	**32,503**	22,019
Increase (Decrease) in cash and cash equivalents	**15,197**	(4,726)
Cash and cash equivalents brought forward	**5,789**	10,515
Cash and cash equivalents carried forward	**20,986**	5,789
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**25,821**	9,160
Bank overdraft	**(4,835)**	(3,371)
	20,986	5,789

NOTES TO THE FINANCIAL STATEMENTS (PRELIMINARY)

1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the preliminary annual financial statements for the Year are consistent with those used in the annual financial statements for the year ended 31 December 2000 except that the Group has adopted several new or revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2001. These SSAPs have not resulted in significant changes in the Group's accounting policies.

2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01 *US$'000***	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Segment turnover					
Chartering freight and hire	**16,085**	18,664	**78,622**	53,038	46,755
Trading	-	-	-	-	9,863
Investments in China *	**168**	140	**403**	573	1,652
Other operations	-	-	-	-	-
	16,253	18,804	**79,025**	53,611	58,270
Segment profit (loss) from operations					
Chartering freight and hire	**(1,656)**	1,089	**1,973**	2,373	(4,682)
Trading	**1,121**	1,610	**1,641**	(823)	(2,832)
Investments in China *	**183**	(293)	**(291)**	(609)	(1,724)
Other operations	**2,907**	3,087	**7,119**	6,665	(2,197)
	2,555	5,493	**10,442**	7,606	(11,435)

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Segment assets		
Chartering freight and hire	**131,154**	106,131
Trading	**24**	564
Investments in China *	**6,110**	7,812
Other operations	**12,531**	20,737
	149,819	135,244
Unallocated assets	**26,766**	15,294
Total assets	**176,585**	150,538

	At 31/12/01 US$'000	At 31/12/00 US$'000
Segment liabilities		
Chartering freight and hire	**70,859**	49,220
Trading	**47**	1,413
Investments in China *	**265**	393
Other operations	**2,047**	869
	73,218	51,895
Unallocated liabilities	**4,890**	3,477
Total liabilities	**78,108**	55,372

** Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. Taxation

Taxation amounting to US$19,000 (*2000: Nil*) for the Year represents an underprovision in prior years for Hong Kong Profits Tax for the Company and its subsidiaries.

4. Basic earnings (loss) per share

The calculation of basic earnings per share is based on the net profit for the Year of US$3,325,000 *(2000: loss of US$14,068,000)* and on the weighted average number of 98,428,341 *(2000: 98,428,341)* shares in issue during the Year.

Diluted earnings per share is not shown as there is no potential ordinary shares in issue in both years.

5. Capital expenditure commitments

At 31 December 2001, the Group had capital expenditure commitments relating to the newbuildings of three (*31 December 2000: five*) dry bulk vessels. The total purchase price of these vessels was approximately US$63,450,000 (*31 December 2000: US$109,250,000*) and the total amount contracted but not provided for (net of deposits paid) was approximately US$50,670,000 *(31 December 2000: US$91,452,000)*.

6. Comparative figures

Certain comparative figures have been reclassified to conform to current Year's presentation because the directors believe that the current Year's presentation is more appropriate to reflect the Group's operating results.

REVIEW OF OPERATIONS

As it really took time to come through the disturbance and uncertainties of the unprecedented 911 tragedy, the dry bulk market continued a downward movement in an overall bearish market during the Quarter. The Baltic Freight Index ("BFI") lost further to close the Quarter/Year at 876, a level which was nearly the lowest of the Year. As compared with a level at about 1,600 at the beginning of the Year, the BFI fell by about 45%. Other than an excess of new tonnage over scrapping, a plunge in industrial consumption and investment after the tragedy intensified the problem of surplus tonnage which accounted primarily for a drop in freight rates during the Quarter.

The decline in freight rates exerted a negative impact on the Group's ship chartering activities as its committed tonnage was yet to be unwound. The shipping turnover was US$16,085,000 for the Quarter, representing a decrease of 14% as compared to that of the same quarter last year. The Group's shipping business ran at an operating loss of US$1,656,000 for the Quarter; whereas an operating profit of US$1,089,000 was reported for the corresponding quarter last year.

On the trading side, an operating profit amounting to US$1,121,000 for the Quarter reflected the Group's persistent effort in collecting the doubtful debts previously provided.

The Group's other operations recorded an operating profit of US$2,907,000 for the Quarter, mainly attributable to an exchange gain, including unrealized provision, derived from the Group's open position in Japanese Yen.

Apart from that, the overall results were offset by a provision for impairment in value of fixed assets of US$6,541,000 made during the Quarter. This provision comprised of the unrealized loss for the impairment in value of the Group's owned vessels and leasehold land and buildings respectively of US$5,969,000 and US$572,000.

OUTLOOK

Looking ahead, the bulk carrier market would continue to face an imbalance between tonnage availability and cargo requirements. Though the growth rate of tonnage from newbuilding deliveries is expected to slow down in 2002, bulk trade is unlikely to increase by a similar extent under the current economic condition. While scrapping would help to ease the problem, a regain of market confidence and an improvement in the health of the global economy would be the main driving forces behind a freight market recovery in the long run.

A detailed review on the Group's operations and performance for the Year will be presented in the coming announcement for the audited annual accounts of 2001.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

28 February 2002

For further information, please contact:

Ms. Cathy Ho / Ms. Y.S. Lee
Jinhui Shipping and Transportation Limited
26/F Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.
Tel: (852) 2545 0951
Fax: (852) 2541 9794
Email: company@jinhuiship.com

FORM NO. 8c

Registration No. 19469

BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF REDUCTION OF ISSUED SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Reduction of Issued Share Capital of

JINHUI SHIPPING AND TRANSPORTATION LIMITED

was delivered to the Registrar of Companies on the **10th** day of **May, 2002** in accordance with section 46 of ***the Companies Act 1981*** ("the Act").

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **13th** day of **May, 2002.**

for Acting Registrar of Companies

Issued Share Capital prior to reduction:	US$ 49,214,170.50
Present Issued Share Capital:	US$ 4,921,417.05
Authorised Share Capital:	US$ 400,000,000.00

FORM NO. 17a

Registration No. 19469

BERMUDA

NOTIFICATION OF DIMINUTION OF AUTHORISED BUT UNISSUED SHARE CAPITAL

THIS IS TO CERTIFY that a Diminution of Authorised but Unissued Share Capital of

JINHUI SHIPPING AND TRANSPORTATION LIMITED

was delivered to the Registrar of Companies on the **10th** day of **May, 2002** in accordance with section 45(1)(f) of ***the Companies Act 1981*** ("the Act").

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **13th** day of **May, 2002.**

for Acting Registrar of Companies

Authorised Share Capital before Cancellation: US$ 400,000,000.00

Share Capital after Cancellation: US$ 4,921,417.05

FORM NO. 7a **Registration No. 19469**

BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital of

JINHUI SHIPPING AND TRANSPORTATION LIMITED

was delivered to the Registrar of Companies on the **10th** day of **May, 2002** in accordance with section 45(3) of ***the Companies Act 1981*** ("the Act").

Given under my hand and the Seal of the Registrar of Companies this **13th** day of **May, 2002.**

for Acting Registrar of Companies

Capital prior to increase: US$ 4,921,417.05

Amount of increase: US$ 35,078,582.95

Present Capital: US$ 40,000,000.00